

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

Israel Bar
Chief Executive Officer
Maris Tech Ltd.
3 Golda Meir Street
Ness Ziona, Israel 7403648

Re: Maris Tech Ltd.
Form F-1
Exhibit Nos. 10.11, 10.12, and 10.13
Filed November 1, 2021
File No. 333-260670

Dear Mr. Bar:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance